

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 5, 2017

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

      Re: XAI Octagon Floating Rate Income & Credit Alternative Trust
            File Nos. 333-217196, 811-23247

Dear Mr. Hardy:

On April 7, 2017, you filed a registration statement on Form N-2 on behalf of the XAI Octagon Floating Rate Income & Credit Alternative Trust (the "Trust"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please confirm in your response that the Trust has received a FINRA no-objection letter to the Trust's compensation and other arrangements.

2. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Cover Pages (pp. ii-iii)

3. In footnote "(2)" at the top of p. ii, please indicate in the disclosure to whom the structuring fee will be paid.

4. In the "Portfolio Contents" section on the cover page, and elsewhere in the registration statement, where applicable, please clarify what "other credit-related instruments" consists of.

Prospectus Summary – General Comments (pp. 1-15)

5. Please provide a summary of tax matters in the summary section of the Prospectus, including whether the Trust intends to elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986.

6. In addition, please inform us whether the Trust intends to report a distribution yield. If the Trust intends to report a distribution yield at any point prior to finalizing its tax figures, the Trust should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Prospectus Summary – Portfolio Contents (p. 2)

7. Please disclose what "*other credit-related instruments,*" in the first paragraph of this section, consist of.

8. Please disclose how floating rate income investments fit into the four bullet points of the first paragraph of this section and elsewhere where this same disclosure is mentioned.

9. To what extent, if any, does the Trust plan to invest in *inverse* floating rate notes (or 'inverse floaters')? If the Trust does plan to invest in inverse floating rate notes, please describe such investments in the disclosure along with any risks related thereto.

Adviser (p. 7)

10. The disclosure states that "[t]o provide investors with access to institutional caliber alternative investments, XAI partners with established alternative asset managers selected from among numerous alternative credit managers, hedge fund managers and private debt and equity firms." If the Trust plans to co-invest with such partners, does the Trust have, or plan to file for, co-investment relief? If the Trust neither has, nor plans to obtain such co-investment relief, please describe supplementally the no-action letter(s), sections or rules of the Investment Company Act of 1940 on which the Trust is relying in order to co-invest with the "partners" referenced above.

Special Risk Considerations – No Prior History (p. 7)

11. Please briefly describe *why* having no prior history is a risk to investors.

Restructuring of Investments Held by CLOs (p. 9)

12. If the CLOs in which the Trust invests are restructured and the resulting holdings of the restructured CLO cause the CLO to no longer satisfy the requirements of the Trust's investment objective and policies, would the Trust liquidate its position in that particular CLO? If so, what is the process for such liquidation. Please include a description of the process in the Prospectus.

Unsecured Loan Risk (p.10)

13. Is the volatility profile for these investments materially different from the other investments the Trust has described? If so, please add additional disclosure about the risk of price volatility for these investments.

Loan Participation and Assignment Risk (p. 10)

14. This risk states that the Trust may purchase loan participations and assignments, but only discusses the risks of purchasing assignments. Please summarize the risks of purchasing participations as well.

Short Sales Risk (p. 12)

15. Please summarize the risks of conducting short sales. The current disclosure only describes what short sales are.

Prospectus Summary – Equity Investments Risk (p. 14)

16. We note that "Equity Investments Risk" is included in the summary section. To the extent this is a principal risk of the Trust, please include a discussion of the Trust's investment in equity investments in the "Investment Strategy" and "Portfolio Contents" sections earlier in the summary section.

Summary of Trust Expenses – Annual Expenses Table (p. 16)

17. Please submit a completed fee table and Example calculation in the next pre-effective amendment for us to review. We may have additional comments upon reviewing the fee table and Example calculations.

Use of Proceeds (p. 18)

18. Should the word "achieved" in the fourth sentence be "achieving"?

19. Please disclose the reason(s) that it will take longer than three months to be invested fully in the "desired allocations," as mentioned in the fourth sentence, along with any consequences of any delay.

Initial Portfolio Composition (p. 21)

20. Please additionally disclose the breakdown of floating versus fixed rate investments.

The Trust's Investments – Synthetic Investments (p. 30)

21. The disclosure states that "the value of [synthetic investments] will be counted for purposes of the Trust's policy of investing at least 80% of its Managed Assets in floating rate instruments and other credit instruments." Please explain in correspondence how the Trust intends to calculate the value of the synthetic credit securities for purposes of its 80% policy.

Dividend Reinvestment Plan (p. 60)

22. Please confirm in correspondence that shares issued through the Dividend Reinvestment Plan are not subject to a sales load.

Repurchase of Common Shares (p. 64)

23. To the extent the Trust's board decides to engage in share repurchases, please confirm that the disclosure will be amended to include information required by N-2 Item 8.5(d), as well as the means by which share repurchases will be funded and the factors that the board considered when determining to make such repurchases.

Statement of Additional Information

Loans of Portfolio Securities (p. S-6)

24. If the Trust has a securities lending agency agreement, please file it as an exhibit to the registration statement.

Closing

We note that portions of the filing are incomplete or bracketed. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any amendment.

Response to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-7587.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Staff Attorney

/s/ David Manion

David Manion
Staff Accountant